James F. Fulton, Jr. (650) 843-5103 fultonjf@cooley.com	VIA EDGAR

February 28, 2011

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attn:	Craig Wilson, Senior Assistant Chief Accountant
Jaime John, Staff Accountant
Ryan Houseal, Staff Attorney
Maryse Mills-Apenteg, Special Counsel

Re:	Web.com Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 5, 2010
Form 10-Q for the Quarterly Period Ended September 30, 2010
Filed November 5, 2010
Form 8-K Filed October 15, 2010
Form 8-K Filed November 10, 2010
File No. 000-51595

Ladies and Gentlemen:

On behalf of our client, Web.com Group, Inc. (the “Company”), this letter is being submitted in response to comments (the “Comments”) received from the staff (the “Staff”) of the Commission (the “Commission”) by letter dated February 17, 2011, with respect to the above-referenced matters.  The numbering of the paragraphs below corresponds to the numbering of the Comments, which for the Staff’s convenience we have incorporated into this response letter.

Form 10-Q for the Quarterly Period Ended September 30, 2010
Item 1. Financial Statements

Note 8-Long-term Debt and Capital Lease Obligations-Debt Covenants, page 13
1.
We note your response to prior comment 7 with respect to your disclosure of the Covenant EBITDA values for the quarterly periods ended September 30, 2010, June 30, 2010, March 30, 2010 and December 31, 2009. We further note that your debt covenants are based upon your Consolidated Leverage Ratio and Consolidated Fixed Charge Coverage Ratio, both of which are calculated using Covenant EBITDA as the denominator and numerator respectively. Please explain why you believe it is meaningful to include the Covenant EBITDA amounts for those particular quarters in isolation from the consolidated debt amounts and consolidated debt amounts and consolidated fixed charges used to calculate the ratios and the related quantification as of the fiscal quarter ended September 30, 2010.

3175 HANOVER STREET, PALO ALTO, CA 94304-1130  T: (650) 843-5000  F: (650) 849-7400  WWW.COOLEY.COM

Securities and Exchange Commission
February 28, 2011
Page Two

As disclosed in our Form 10-Q filing as of September 30, 2010, the long-term debt was issued to acquire Register.com LP in July 2010. The ratios in the credit agreement are based on a rolling twelve month calculation, therefore, Covenant EBITDA could not be calculated because the combined entity did not exist for the twelve months ended September 30, 2010.  The credit agreement specifically states the Covenant EBITDA amounts to be used in the ratio calculations for the four quarters ended September 30, 2010.  We disclosed the specified amounts so the financial statement reader knew these were not actual historical amounts generated by the operations of Web.com Group, Inc., but instead were stated amounts in the credit agreement.  The Company will expand upon the related footnote disclosure in relevant future filings to clarify the reason for including Covenant EBITDA for the specific periods.  Further, the Company acknowledges that both components of the ratio should be clearly disclosed in the footnote and will include Covenant EBITDA, the consolidated debt amounts and trailing twelve month consolidated fixed charges amounts used to calculate the covenants for each disclosed period(s) ended in future filings.

Note 14 – Commitments and contingencies. Page 19
2.
We note in your disclosure and in your response to prior comment 9 that on October 22, 2010 you entered into a settlement agreement with Baidu, Inc. and that your insurance company paid the full amount of the settlement proceeds directly to Baidu, Inc. subsequent to filing this Form 10-Q. Please address the following:

•
We note your conclusion that a right of offset did exist because the insurance company had agreed to make the settlement payment. Please provide a more detailed analysis under ASC 210-20-45-1. Specifically, explain whether Baidu, Inc. had the legal right to make the claim directly with the insurance company or whether the insurance company was a party to the settlement agreement.

•	Describe how you applied the subsequent event guidance in ASC 855-10-55.

As background information, the Baidu matter was a pre-existing legal contingency that the Company assumed in connection with its acquisition of Register.com in July, 2010.  During its due diligence, the Company obtained a copy of a coverage letter from Register.com’s insurance company indicating that the Baidu matter was a covered claim under the policy.  Furthermore, the Company identified the Baidu matter as a specified claim in the Register.com purchase agreement whereby the Company would be reimbursed by the sellers of Register.com out of their sales proceeds held in escrow up to a maximum reimbursement of $10 million in the event that the matter with Baidu resulted in a claim that was not covered by insurance.  Following the written consent and agreement by Register.com’s insurance company to the settlement agreement with Baidu, the Company entered into such agreement effective October 22, 2010 to settle the matter for a cash payment of $2.5 million.  For further clarity, while the insurance company was not a signatory to the settlement agreement, it did consent to the agreement in writing, which was required before the Company could or would enter into the settlement agreement.  Further, after consultation with legal counsel to the insurance broker, the Company believes that following October 22, 2010, the effective date of the settlement agreement, Baidu had a legal right to sue the insurance company directly had the settlement amount not been paid.

3175 HANOVER STREET, PALO ALTO, CA 94304-1130  T: (650) 843-5000  F: (650) 849-7400  WWW.COOLEY.COM

Securities and Exchange Commission
February 28, 2011
Page Three

Therefore, the Company believes that with respect to ASC 210-20-45-1, the amount owed was determinable, the insurance company was effectively a party to the agreement by virtue of its written consent to the settlement agreement, the reporting party fully intended to set off the amounts owed, and that the right of setoff was enforceable by law.

In applying the guidance in ASC 855-10-55, the Company determined that the right of setoff requirements were satisfied, therefore there was no impact to our Consolidated Balance Sheet as of September 30, 2010. Furthermore, in any event, the Company does not believe that the loss contingency would be material to the financial statements from either a quantitative or qualitative basis, as the amount would be recorded to the Consolidated Balance Sheet through purchase accounting since the matter relates to a pre-acquisition contingency and would represent less than 4 percent of current liabilities and 1 percent of total assets.

3.
Additionally, we note your disclosure on page 20 that describes your involvement in a class action alleged violation of Sections 11 and 15 of the Securities Act. We further note that the insurers for the defendants, including Register.com LP, will make the settlement payment on behalf of the issuers. Please tell us whether you have concluded that the right of offset exists under these circumstances and describe your analysis under ASC 210-20-45-1.

With respect to the class action alleged violation of Sections 11 and 15 of the Securities Act, the Company advises the Staff that this matter was also a pre-existing contingency assumed by the Company in connection with its acquisition of Register.com and that the matter originated in 2001.  As previously disclosed, the parties in the approximately 300 coordinated cases, including the parties in Register.com’s case, reached a settlement.  It provides for releases of exsiting claims and claims that could have been asserted relating to the conduct alleged to be wrongful from the class of investors participating in the global settlement.  The insurers for the issuer defendants in the coordinated cases will make the settlement payment on behalf of the issuers, including Register.com.  On October 6, 2009, the Court granted final approval to the settlement,  however, six notices of appeal and one petition seeking permission to appeal have been filed.  After consultation with outside legal counsel, the Company determined that while it may be able to reach the conclusion that a claim is probable, the Company remains unable to estimate the amount of the potential claim  based upon the information available at this time.  The Company did not analyze the right of setoff provisions for this claim, because the loss contingency was not estimable, and therefore not recorded as of September 30, 2010.  However, in any event, the Company’s ultimate allocable share of the final overall settlement amount is fully covered by insurance. The Company will expand its disclosure in future filings to clarify its position.

3175 HANOVER STREET, PALO ALTO, CA 94304-1130  T: (650) 843-5000  F: (650) 849-7400  WWW.COOLEY.COM

Securities and Exchange Commission
February 28, 2011
Page Four

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comparison of the Results for the Three Months Ended September 30, 2010 to the Results for the Three Months Ended September 30, 2009

Subscription Revenue. Page 26

4.
We note that your response to prior comment 11 indicates that you experienced unfavorable revenue trends during the  three and nine months ended September 30, 2010 due to the amortization of deferred revenue associated with the Register.com LP acquisition which was recorded by Register.com LP. However, in comparing Web.com Group Inc.’s per subscriber revenues for the quarter ended September 30, 2009 with the combined Web.com Group, Inc. and Register.com LP per subscriber revenues for the quarter ended September 30, 2010, please tell us how that comparison on a per subscriber basis is meaningful. Tell us if Register.com LP domain name registration subscriptions would contribute, (absent the fair value adjustments), comparable per subscriber revenues to Web.com Group, Inc.’s subscription offerings of website design, shared hosting, application hosting and eCommerce and marketing. If significantly different, tell us what consideration you gave to  disclosing the per subscriber revenue metrics based on the different service offerings provided to Register.com LP and Web.com Group, Inc. subscribers in order to make historical comparisons more meaningful.

For purposes of clarity, the Company advises the Staff that the amortization of deferred revenue associated with the Register.com LP acquisition which was recorded at a fair value 49% less than historical value cost basis recorded by Register.com LP, reduced the amount of revenue recorded per subscriber and the gross margin during the three month period ended September 30, 2010.  However, the Company acknowledges that this does not fully address the year over year comparisons.  As the Company’s strategy is to up-sell its broader suite of higher priced products and services to the acquired Register.com subscriber base which it began executing upon immediately following the acquisition, it is difficult to distinguish the per subscriber revenue metrics based upon the different service offerings provided to Register.com LP and Web.com Group, Inc. subscribers in a meaningful way.  However, the Company acknowledges that the average revenue per subscriber of the acquired Register.com LP subscriber base is significantly lower than the average revenue subscriber base of Web.com Group, Inc. prior to the acquisition.  Therefore, the Company intends to disclose the average revenue per subscriber of Register.com LP subscriber base for the most recent full quarterly period preceding the acquisition and acknowledge the impact that the acquisition had in reducing the overall reported average revenue per subscriber during the current year period.

3175 HANOVER STREET, PALO ALTO, CA 94304-1130  T: (650) 843-5000  F: (650) 849-7400  WWW.COOLEY.COM

Securities and Exchange Commission
February 28, 2011
Page Five

5.
Your response does not address how you considered disclosing whether any trends in these comparisons and the customer volume decreases are reasonably likely to have a material favorable or unfavorable impact on future revenues, gross margin or operating income. See section III.B.3 of Release No. 33-8350 for additional guidance.

The Company did make a good faith effort to provide disclosure addressing future trends for average revenue per subscriber, net subscribers, and average monthly turnover by providing estimates of what these metrics would have been had the Register.com acquisition occurred at the beginning of the three month period ended September 30, 2010.  However, the Company will expand its disclosures in future filings to clearly explain the impact to future revenues, gross margin and operating income from the fair market value write down to the acquisition-related deferred revenue, changes in customer volumes and changes in our overall average revenue per subscriber.

Form 8-K filed October 15, 2010

Exhibit 99.2 – Unaudited pro forma condensed consolidated combined financial information of the Company and subsidiaries and Register.com LP
6.
We note that your response to prior comment 3 includes your representation that the financial statements of Register.com Investments Cooperative U.A. would not be materially different from the financial statements of Register.com LP. Your disclosures surrounding the cash account of Register.com LP are included in Note 3 (k) to the unaudited pro forma balance included in Exhibit 99.2. Please explain further how this unaudited disclosure bridges the gap between the audited financial statements required for the acquired consolidated Register.com LP since investors were not provided the audited financial statement and footnote disclosures of Register.com LP and so do not have insight into what other obligations, commitments or contingencies may exist at the parent’s consolidated level.

As disclosed in our prior comment letter response, the Company continues to believe the historical financial statements of Register.com Investments Cooperatie U.A., would not be materially different from the financial statements of Register.com LP.  However, the Company acknowledges that the previously provided disclosure does not provide investors with insight into what other obligations, commitments or contingencies may exist at the parent’s consolidated level.

Based upon representations made by the sellers of Register.com LP, the results of the Company’s due diligence and the fact that no such items have come to our attention since the acquisition date, the Company believes that no undisclosed commitments or contingencies existed at the parent’s consolidated level at the date of acquisition.  The Company proposes to provide disclosure to that effect in the amended Form 8-K/A filing.

3175 HANOVER STREET, PALO ALTO, CA 94304-1130  T: (650) 843-5000  F: (650) 849-7400  WWW.COOLEY.COM

Securities and Exchange Commission
February 28, 2011
Page Six

Unaudited Pro Forma Combined Condensed Balance Sheet
7.
We note in your response to prior comment 4 that the pro forma adjustment to cash and cash equivalents as of June 30, 2010 does not include any transaction costs. Please tell us how this presentation complies with Rule 11-02(b)(6) of Regulation S-X, which indicates that pro forma balance sheet adjustments are required for events that are “directly attributable to the transaction and factually supportable regardless of whether they have a continuing impact or are nonrecurring.”

The Company will include transaction costs paid in connection with  the acquisition of Register.com LP as a pro forma adjustment to cash and cash equivalents in the June 30, 2010 Pro Forma Combined Condensed Balance Sheet.

Unaudited Pro Forma Combined Condensed Statement of Operations

Year Ended December 31, 2009 and Period Ended July 29, 2010
8.
We note your response to prior comment 6 indicates that dilutive shares issued to calculate pro forma dilutive loss per share excludes 1.7 million potentially dilutive shares due to the anti-dilution provisions described in ASC 260-10-45-19. Please include disclosure to this effect in your amended Form 8-K.

The Company will disclose the fact that the pro forma dilutive loss per share excludes 1.7 million potentially dilutive shares due to the anti-dilution provisions in ASC 260-10-45.19 in our amended Form 8-K/A to be filed with the Commission.

Form 8-K filed November 10, 2010

Exhibit 99.1
9.
We have reviewed your response to prior comment 1. As a preliminary matter, please explain in further detail why it would require unreasonable efforts to provide comparable forward-looking GAAP figures for the forward-looking pro forma non-GAAP figures included in the investor presentation. As you know, Rule 100 of Regulation G requires that publicly disclosed non-GAAP financial measures be accompanied by a presentation of the most directly comparable financial measure calculated and presented in accordance with GAAP as well as a reconciliation between the non-GAAP financial measures and the most comparable GAAP financial measures. This requires that the comparable GAAP financial measures and the reconciliation between the non-GAAP and GAAP financial measures be included in the document in which the non-GAAP financial measures are disclosed or released. Reference to other filings does not satisfy this requirement. Accordingly, we are unable to concur with your analysis and we note that your proposed disclosure does not adequately address the concerns raised. Therefore please amend your Form 8-K to provide the presentation and reconciliation required by Rule 100 and confirm that you will provide conforming disclosure in future filings. For further guidance, see Question 102.12 of Non-GAAP Financial Measures Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

3175 HANOVER STREET, PALO ALTO, CA 94304-1130  T: (650) 843-5000  F: (650) 849-7400  WWW.COOLEY.COM

Securities and Exchange Commission
February 28, 2011
Page Seven

The Company understands that non-GAAP measures should be reconciled to the most comparable GAAP measure.  We understand that referencing other filings cannot satisfy that requirement.  In addition, the Company will not present pro forma non-GAAP measures that we cannot reconcile with reasonable efforts to the most comparable GAAP measure. The Company would like to request that the Commission allow us to provide the required reconciliations on a prospective basis and not amend the Form 8-K filing from November 10, 2010.

10.
We have reviewed your response to prior comment 2 and we reissue our comment. Please tell us how your chief executive and chief financial officers considered these disclosure deficiencies in assessing the effectiveness of your disclosure controls and procedures.

In assessing the effectiveness of Web.com’s disclosure controls and procedures, the Chief Executive Officer and Chief Financial Officer established a Disclosure Committee.  The Committee is currently made up of the Chief Executive Officer and President; Chief Financial Officer and Chief Accounting Officer; Chief Legal Officer and Secretary; Controller; Director of Financial Reporting; and Internal Auditor.

The Disclosure Committee meets each quarter to review Web.com’s disclosure controls and procedures, solicits certification related to such controls and procedures from each department manager and reviews a checklist designed to monitor the steps taken by the Disclosure Committee and management of Web.com in connection with the requirements of the Sarbanes-Oxley Act and rules issued by the Securities and Exchange Commission.  These procedures address disclosure controls and procedures, review of periodic filings with the Securities and Exchange Commission pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act.  While the checklist contains the actions and procedures undertaken by the Company in connection with the aforementioned rules, it does not represent an all-inclusive list of procedures performed.

Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives.  Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal controls will prevent all error and all fraud.  A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.  Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our Company have been detected.

Our chief executive officer and chief financial officer have not evaluated the effectiveness of the company’s disclosure controls and procedures as of December 31, 2010 but will do so on or about March 2, 2011.  However, given the staff’s comments and direction, their evaluation may include the conclusion that there was a non-material non-disclosure but that the disclosure controls and procedures are effective.  As indicated above, appropriate disclosure will be included in future filings.

3175 HANOVER STREET, PALO ALTO, CA 94304-1130  T: (650) 843-5000  F: (650) 849-7400  WWW.COOLEY.COM

Securities and Exchange Commission
February 28, 2011
Page Eight

Please direct any comments or questions regarding this filing to the undersigned at (650) 843-5103.

Sincerely,

/s/ James F. Fulton, Jr.
James F. Fulton, Jr.

3175 HANOVER STREET, PALO ALTO, CA 94304-1130  T: (650) 843-5000  F: (650) 849-7400  WWW.COOLEY.COM